UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           IMPSAT Fiber Networks, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    45321T202
                                -----------------
                                 (CUSIP Number)

                                December 31, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP No. 45321T202                   13G
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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       JGD Management Corp.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) |X|
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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           1,531,600
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON              -0-
       WITH:
                  --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           1,531,600
--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,531,600
--------------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                     |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       14.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
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                               Page 2 of 8 Pages

                                Explanatory Note

      Reference is made to the Statement on Schedule 13G filed by James G. Dinan on June 16, 2003 and the subsequently filed amendments thereto, which are collectively referred to as the "Original Schedule 13G". This filing amends the Original Schedule 13G.



                               Page 3 of 8 Pages

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Item 1(a).            Name of Issuer:                                        IMPSAT Fiber Networks, Inc.
------------------------------------------------------------------------------------------------------------
Item 1(b).            Address of Issuer's Principal Executive Offices:

                      Elvira Rawson de Dellepiane 150
                      Piso 8
                      Buenos Aires, Argentina C1107 BCA
------------------------------------------------------------------------------------------------------------
Item 2(a).            Name of Person Filing:

                      This Schedule is being filed by JGD Management Corp.
                      ("JGD"), a Delaware corporation, with respect to:

                        (i) 211,169 shares of Common Stock (which consist of (a)
                      196,398 shares of Common Stock and (b) bonds convertible into 14,771 shares of Common Stock) directly owned by York
                      Capital Management, L.P. ("York Capital"), a Delaware limited partnership;

                        (ii) 862,362 shares of Common Stock (which consist of
                      (a) 813,906 shares of Common Stock and (b) bonds convertible into 48,456 shares of Common Stock) directly owned by York Investment Limited ("York Investment"), a corporation organized under the laws of the Commonwealth of The Bahamas;

                        (iii) 45,085 shares of Common Stock (which consist of
                      (a) 6,294 shares of Common Stock and (b) bonds convertible into 38,791 shares of Common Stock) directly owned by York
                      Select, L.P. ("York Select"), a Delaware limited partnership;

                        (iv) 233,000 shares of Common Stock (which consist of
                      (a) 128,771 shares of Common Stock and (b) bonds convertible into 104,229 shares of Common Stock) directly owned by York Credit Opportunities Fund, L.P. ("York
                      Credit Opportunities"), a Delaware limited partnership;

                        (v) 38,054 shares of Common Stock (which consist of (a)
                      4,459 shares of Common Stock and (b) bonds convertible into 33,595 shares of Common Stock) directly owned by York
                      Select Unit Trust ("York Select Trust"), a trust organized under the laws of the Cayman Islands;

                        (vi) bonds convertible into 2,358 shares of Common Stock
                      directly owned by York Global Value Partners, L.P. ("York
                      Global Value"), a Delaware limited partnership; and


                                               Page 4 of 8 Pages

                        (vii) 139,572 shares of Common Stock (which consist of
                      (a) 135,115 shares of Common Stock and (b) bonds convertible into 4,457 shares of Common Stock) directly owned by certain other accounts ("Managed Accounts").

                      The general partners of York Capital, York Select, York
                      Credit Opportunities and York Global Value and the
                      managers of York Investment and York Select Trust have
                      delegated certain management and administrative duties of
                      such funds to JGD. In addition, JGD manages the Managed
                      Accounts. Accordingly, JGD may be deemed to have
                      beneficial ownership over the shares of Common Stock
                      reported in this Schedule.
------------------------------------------------------------------------------------------------------------
Item 2(b).            Address of Principal Business Office or, if None, Residence:

                      The principal business office address of JGD is:

                      c/o York Capital Management
                      767 Fifth Avenue
                      17th Floor
                      New York, New York 10153
------------------------------------------------------------------------------------------------------------
Item 2(c).            Citizenship:                         The place of organization of JGD is Delaware.
------------------------------------------------------------------------------------------------------------
Item 2(d).            Title of Class of Securities:                           Common Stock, $.01 par value
------------------------------------------------------------------------------------------------------------
Item 2(e).            CUSIP Number:                                                            45321T202
------------------------------------------------------------------------------------------------------------
Item 3.               If this statement is filed pursuant to Rules  13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_| Broker or dealer registered under section 15 of the Act (15
                U.S.C.78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_| Insurance company as defined in section 3(a)(19) of the Act (15
                U.S.C. 78c).

      (d)   |_| Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C 80a-8).

      (e) |X| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h)   |_| A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3);

                                               Page 5 of 8 Pages

      (j)   |_| Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J).

------------------------------------------------------------------------------------------------------------
Item 4.               Ownership.

                      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:                                                        1,531,600

         (b) Percent of class:                                                                     14.8%

         (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote                                    1,531,600

               (ii) Shared power to vote or to direct the vote                                       -0-

               (iii) Sole power to dispose or to direct the disposition of                     1,531,600

               (iv) Shared power to dispose or to direct the disposition of                          -0-


         The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on an aggregate of 10,362,757 shares of Common Stock, which consists of (i) 10,116,100 shares of Common Stock outstanding as of September 30, 2005, as reported in the issuer's Quarterly
Report on Form 10-Q filed with the Securities and Exchange Commission on
November 14, 2005, and (ii) the number of shares of Common Stock issuable to JGD if JGD were to convert all of its bonds into shares of Common Stock.
------------------------------------------------------------------------------------------------------------
Item 5.               Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the
                      class of securities, check the following |_|.
------------------------------------------------------------------------------------------------------------
Item 6.               Ownership of More than Five Percent on Behalf of Another Person.

                      The right to receive dividends from, or the proceeds from the sale of, all Common Shares reported in this statement as beneficially owned by JGD is held by York Capital, York
                      Investment, York Select, York Credit Opportunities, York Select Trust, York Global Value
                      or the Managed Accounts, as the case may be, all of which are the advisory clients of
                      JGD. JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.


                                              Page 6 of 8 Pages

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Item 7.               Identification and Classification of the Subsidiary Which Acquired the Security Being
                      Reported on by the Parent Holding Company.

                      Not Applicable.
------------------------------------------------------------------------------------------------------------
Item 8.               Identification and Classification of Members of the Group.

                      Not Applicable.
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Item 9.               Notice of Dissolution of Group.

                      Not Applicable.
------------------------------------------------------------------------------------------------------------

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Item 10.              Certification.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
------------------------------------------------------------------------------------------------------------

                                              Page 7 of 8 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 14, 2006
                                            JGD MANAGEMENT CORP.



                                            By:    /s/ Adam J. Semler
                                                ---------------------
                                            Adam J. Semler
                                            Chief Financial Officer



                               Page 8 of 8 Pages